Mail Stop 3561

								            February 16,
2006

Mr. Eugene A. Castagna
Chief Financial Officer and Treasurer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

		RE:	Bed Bath & Beyond Inc.
			Form 10-K for Fiscal Year Ended February 26, 2005
			Filed May 12, 2005
Forms 10-Q for Fiscal Quarters Ended May 28, August 27, and
November
26, 2005
			File No. 0-20214

Dear Mr. Castagna:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended February 26, 2005

Financial Statements, page 22

Note 1.  Summary of Significant Accounting Policies and Related
Matters, page 26

D.  Segments, page 26

1. Please tell us in detail how you determined that you have only one operating segment, as that term is discussed in paragraphs 10-15 of
SFAS 131. In this regard, based on your disclosures under Item 1 Business, including your disclosures under the subheading Management, we would expect that you have either separate operating segments by store type, or separate operating segments by region.

	If, after reassessing the guidance in SFAS 131, you determine you have multiple operating segments, please either revise your disclosures in future filings to present the additional applicable reportable segments, or tell us in detail your basis for aggregating operating segments into one reportable segment. Ensure you address in detail how you meet each of the aggregation criteria in paragraph
17 of SFAS 131, including similarity of economic characteristics. Also provide, along with your response, revenues and gross profit by operating segment for each of the last five years and demonstrate how that information supports the similarity of the economic characteristics of the operations.

R.  Revenue Recognition, page 29

2. Reference is made to the disclosures on page 30 regarding sales returns. Please revise your future filings to provide all the information required by Rules 5-04 and 12-09 of Regulation S-X, including each year`s beginning balance, provisions, deductions, other changes, and ending balance. Show us what the revised disclosure would look like for the historical periods presented.

Item 9A.  Controls and Procedures, page 44

3. We note your statement that the principal executive officer and principal financial officer have concluded that the company`s disclosure controls and procedures are "sufficiently" effective. The inclusion of such qualifying language is not permitted, thus please amend your filing to disclose in clear and unambiguous language whether or not the disclosure controls and procedures are effective.

      Moreover, we note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that 1) your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and 2) that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

      Finally, please revise your conclusion as to the effectiveness of your disclosure controls and procedures to ensure you address the entire definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e).

      This comment should also be applied to your first, second, and third quarter Forms 10-Q, as applicable.

Exhibits 31.1 and 31.2

4. Please revise to remove the titles of the chief executive and chief accounting officers from the first sentence of the certifications. Certifications should read exactly as set forth in
Item 601(b)(31) of Regulation S-K.



	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Eugene A. Castagna
Bed Bath & Beyond Inc.
February 16, 2006
Page 1